Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Post-Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-279038) and related Prospectus of APA Corporation for the offering of senior debt securities, subordinated debt securities, common stock, preferred stock, warrants, depositary shares, purchase contracts, and/or purchase units and to the incorporation by reference therein of our reports dated February 22, 2024, with respect to the consolidated financial statements of APA Corporation and subsidiaries, and the effectiveness of internal control over financial reporting of APA Corporation and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

December 12, 2024